(d)(16)(ii)

FORM OF

March 1, 2015

Voya Mutual Funds
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

For the Class A, B, C, I, O, and W shares of Voya Global Equity Dividend Fund, formerly ING Global Equity Dividend Fund, a series of Voya Mutual Funds, formerly ING Mutual Funds, Voya Investments, LLC, formerly ING Investments, LLC, shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between Voya Investments, LLC and Voya Mutual Funds, dated November 18, 2014 (the “Expense Limitation Agreement”), as if the Maximum Operating Expense Limits specified in Amended Schedule A of the Expense Limitation Agreement were as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	B	C	I	O	W
Voya Global Equity Dividend Fund	1.25%	2.00%	2.00%	1.00%	1.25%	1.00%

We are willing to be bound by this letter agreement for the period from March 1, 2015 through March 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall not be eligible for recoupment.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Mutual Funds.

Sincerely,

By:
Todd Modic
Senior Vice President